Exhibit 4.5

Amendment Number 4, Section 8.11

to the

1996 Long-Term Incentive and Capital Accumulation Plan

RESOLVED, that the 1996 Plan is hereby amended as follows:

A new Section 8.11 is added to the 1996 Plan, to read as follows:

8.11 Repricing of Options. Except in accordance with Article X hereof, no action shall be taken that would constitute a “repricing” of any Option granted under the Plan. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (1) amending the terms of an Option after it is granted to lower its strike price; (2) any other action that is treated as a repricing under generally accepted accounting principles; and (3) canceling an Option at a time when its strike price is equal to or greater than the fair market value of the underlying Stock, in exchange for another option, restricted stock, or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction. A cancellation and exchange described in clause (3) of the preceding sentence will be considered a repricing regardless of whether the option, restricted stock or other equity is delivered simultaneously with the cancellation, regardless of whether it is treated as a repricing under generally accepted accounting principles, and regardless of whether it is voluntary on the part of the Optionee.

This Amendment Number 4, Section 8.11 was duly adopted and approved by the Board of Directors of BSB Bancorp, Inc. by resolution at a meeting held on the 27th day of January 2003.

/s/ LARRY G. DENNISTON
Larry G. Denniston
Corporate Secretary